恒生銀行
HANG SENG BANK
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RECEIVED
2008 OCT 20 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 080453

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U S A
Mailstop: Room 3628

17 October 2008

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

Dear Sirs

HANG SENG BANK LIMITED (EXEMPTION NO. 82-01747)

On behalf of Hang Seng Bank Limited **(the "Bank")**, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 **("Exchange Act")**:

Description of Document	Date
Copy of an Announcement – In relation to "Notice of a Board Committee Meeting" submitted to The Stock Exchange of Hong Kong Limited pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on the Stock Exchange	16 October 2008

[redacted]

08005468

Yours faithfully

C C Li
Company Secretary

Encl

dlw 10/20

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電報 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

(Stock code: 11)

NOTICE OF A BOARD COMMITTEE MEETING

This is to announce that a meeting of the Board Committee of Hang Seng Bank Limited **(the "Bank")** will be held on Monday, 3 November 2008 at 9:30 am on Level 8, 83 Des Voeux Road Central, Hong Kong, for the purpose of, among other matters, approving the declaration of the 2008 third interim dividend of the Bank.

As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

\# *Non-executive Directors*

* *Independent non-executive Directors*

For and on behalf of
Hang Seng Bank Limited
C C Li
Secretary

Hong Kong, 16 October 2008

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

Member HSBC *Group*

END